Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and six months ended June 30, 2019 and 2018

Rogers Communications Inc.	1	Second Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2019	2018	2019	2018

Revenue	4	3,780	3,756	7,367	7,389

Operating expenses:
Operating costs	5	2,145	2,252	4,397	4,547
Depreciation and amortization		614	545	1,223	1,089
Gain on disposition of property, plant and equipment		—	—	—	(11)
Restructuring, acquisition and other	6	39	26	59	69
Finance costs	7	206	193	395	412
Other (income) expense	8	(1)	2	(14)	(21)

Income before income tax expense		777	738	1,307	1,304
Income tax expense		186	200	325	341

Net income for the period		591	538	982	963

Earnings per share:
Basic	9	$1.15	$1.04	$1.91	$1.87
Diluted	9	$1.15	$1.04	$1.90	$1.86
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Second Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Net income for the period	591	538	982	963

Other comprehensive income (loss):

Items that will not be reclassified to income
Equity investments measured at fair value through other comprehensive income (FVTOCI):
Increase (decrease) in fair value	124	(120)	436	(421)
Related income tax (expense) recovery	(16)	16	(60)	56

Equity investments measured at FVTOCI	108	(104)	376	(365)

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments	4	129	(334)	250
Reclassification to net income of loss (gain) on debt derivatives	207	(121)	376	(384)
Reclassification to net income or property, plant and equipment of (gain) loss on expenditure derivatives	(18)	1	(34)	5
Reclassification to net income for accrued interest	(12)	(10)	(24)	(23)
Related income tax (expense) recovery	(24)	(18)	40	(9)

Cash flow hedging derivative instruments	157	(19)	24	(161)

Share of other comprehensive (loss) income of equity-accounted investments, net of tax	(3)	9	(6)	10

Other comprehensive income (loss) for the period	262	(114)	394	(516)

Comprehensive income for the period	853	424	1,376	447
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Second Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at June 30	As at January 1	As at December 31
	Note	2019	2019	2018
			(see note 2)

Assets
Current assets:
Cash and cash equivalents		404	405	405
Accounts receivable		2,193	2,259	2,259
Inventories		459	466	466
Current portion of contract assets		1,120	1,052	1,052
Other current assets		445	413	436
Current portion of derivative instruments	10	146	270	270
Total current assets		4,767	4,865	4,888

Property, plant and equipment		13,538	13,261	11,780
Intangible assets	11	8,899	7,205	7,205
Investments	12	2,569	2,134	2,134
Derivative instruments	10	1,191	1,339	1,339
Contract assets		496	535	535
Other long-term assets		150	132	132
Goodwill		3,923	3,905	3,905

Total assets		35,533	33,376	31,918

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	13	1,989	2,255	2,255
Accounts payable and accrued liabilities		2,773	2,997	3,052
Income tax payable		226	177	177
Other current liabilities		136	132	132
Contract liabilities		196	233	233
Current portion of long-term debt	14	500	900	900
Current portion of lease liabilities	15	196	190	—
Current portion of derivative instruments	10	45	87	87
Total current liabilities		6,061	6,971	6,836

Provisions		37	35	35
Long-term debt	14	15,663	13,390	13,390
Derivative instruments	10	177	22	22
Lease liabilities	15	1,412	1,355	—
Other long-term liabilities		416	546	546
Deferred tax liabilities		2,953	2,901	2,910
Total liabilities		26,719	25,220	23,739

Shareholders' equity	16	8,814	8,156	8,179

Total liabilities and shareholders' equity		35,533	33,376	31,918

Contingent liabilities	19
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Second Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Six months ended June 30, 2019	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, December 31, 2018	71	111,155	406	403,657	7,182	636	(125)	9	8,179
Adjustments pertaining to IFRS 16 adoption (see note 2)	—	—	—	—	(23)	—	—	—	(23)
Balances, January 1, 2019 (see note 2)	71	111,155	406	403,657	7,159	636	(125)	9	8,156
Net income for the period	—	—	—	—	982	—	—	—	982

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	376	—	—	376
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	24	—	24
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(6)	(6)
Total other comprehensive income (loss)	—	—	—	—	—	376	24	(6)	394
Comprehensive income for the period	—	—	—	—	982	376	24	(6)	1,376

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	13	(13)	—	—	—

Transactions with shareholders recorded directly in equity:
Repurchase of Class B Non-Voting Shares	—	—	(3)	(2,898)	(202)	—	—	—	(205)
Dividends declared	—	—	—	—	(513)	—	—	—	(513)
Share class exchange	—	(1)	—	1	—	—	—	—	—
Total transactions with shareholders	—	(1)	(3)	(2,897)	(715)	—	—	—	(718)

Balances, June 30, 2019	71	111,154	403	400,760	7,439	999	(101)	3	8,814

	Class A Voting Shares		Class B Non-Voting Shares
Six months ended June 30, 2018	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2018	72	112,407	405	402,403	6,070	1,013	(63)	(5)	7,492
Net income for the period	—	—	—	—	963	—	—	—	963

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	(365)	—	—	(365)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(161)	—	(161)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	10	10
Total other comprehensive income (loss)	—	—	—	—	—	(365)	(161)	10	(516)
Comprehensive income for the period	—	—	—	—	963	(365)	(161)	10	447

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(494)	—	—	—	(494)
Shares issued on exercise of stock options	—	—	—	2	—	—	—	—	—
Share class exchange	(1)	(1,250)	1	1,250	—	—	—	—	—
Total transactions with shareholders	(1)	(1,250)	1	1,252	(494)	—	—	—	(494)

Balances, June 30, 2018	71	111,157	406	403,655	6,539	648	(224)	5	7,445
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Second Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2019	2018	2019	2018
Operating activities:
Net income for the period		591	538	982	963
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		614	545	1,223	1,089
Program rights amortization		22	16	41	30
Finance costs	7	206	193	395	412
Income tax expense		186	200	325	341
Post-employment benefits contributions, net of expense		(123)	(86)	(115)	(69)
Gain on disposition of property, plant and equipment		—	—	—	(11)
Net change in contract asset balances		(20)	(25)	(29)	(94)
Other		30	21	60	(5)
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		1,506	1,402	2,882	2,656
Change in non-cash operating working capital items	20	(209)	(128)	(222)	(149)
Cash provided by operating activities before income taxes paid and interest paid		1,297	1,274	2,660	2,507
Income taxes paid		(101)	(81)	(246)	(191)
Interest paid		(139)	(145)	(359)	(383)

Cash provided by operating activities		1,057	1,048	2,055	1,933

Investing activities:
Capital expenditures	20	(742)	(657)	(1,359)	(1,262)
Additions to program rights		(7)	(6)	(14)	(12)
Changes in non-cash working capital related to capital expenditures and intangible assets		26	(57)	(81)	(195)
Acquisitions and other strategic transactions, net of cash acquired	11	(1,731)	—	(1,731)	—
Other		(7)	1	(10)	11

Cash used in investing activities		(2,461)	(719)	(3,195)	(1,458)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	13	(642)	1,355	(212)	507
Net issuance (repayment) of long-term debt	14	2,676	(1,761)	2,276	(823)
Net (payments) proceeds on settlement of debt derivatives and forward contracts	10	(93)	362	(104)	346
Principal payments of lease liabilities	15	(38)	—	(79)	—
Transaction costs incurred	14	(33)	—	(33)	(16)
Repurchase of Class B Non-Voting Shares	16	(69)	—	(205)	—
Dividends paid		(257)	(247)	(504)	(494)

Cash provided by (used in) financing activities		1,544	(291)	1,139	(480)

Change in cash and cash equivalents		140	38	(1)	(5)
Cash and cash equivalents (bank advances), beginning of period		264	(49)	405	(6)

Cash and cash equivalents (bank advances), end of period		404	(11)	404	(11)
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the six months ended June 30, 2019, Wireless and Cable were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2018 (2018 financial statements).

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and six months ended June 30, 2019 (second quarter 2019 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2018 financial statements with the exception of new accounting policies that were adopted on January 1, 2019 as described in note 2. These second quarter 2019 interim financial statements were approved by the Audit and Risk Committee of RCI's Board of Directors on July 22, 2019.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these second quarter 2019 interim financial statements include only significant transactions and changes occurring for the six months since our year-end of December 31, 2018 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These second quarter 2019 interim financial statements should be read in conjunction with the 2018 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Standards
IFRS 16 - Leases (IFRS 16)
Effective January 1, 2019, we adopted IFRS 16, which supersedes previous accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduced a single accounting model for lessees. A lessee is required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we have recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs

Rogers Communications Inc.	7	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors remains largely the same as under IAS 17.

We adopted IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders' equity on January 1, 2019. We have not restated comparatives for 2018. At transition, we applied the practical expedient available to us as lessee that allows us to maintain our lease assessments made under IAS 17 and IFRIC 4 for existing contracts. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed after January 1, 2019.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition have been measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease. For certain leases where we have readily available information, we have elected to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients were available to us. We have:

•	applied a single discount rate to a portfolio of leases with similar characteristics;

•	excluded initial direct costs from measuring the right-of-use asset as at January 1, 2019;

•	used hindsight in determining the lease term where the contract contains purchase, extension, or termination options; and

•
relied upon our assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

Rogers Communications Inc.	8	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Reconciliation of condensed consolidated statement of financial position as at January 1, 2019
Below is the effect of transition to IFRS 16 on our condensed consolidated statement of financial position as at January 1, 2019.

(In millions of dollars)	Reference	As reported as at December 31, 2018	Effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019

Assets
Current assets:
Cash and cash equivalents		405	—	405
Accounts receivable		2,259	—	2,259
Inventories		466	—	466
Current portion of contract assets		1,052	—	1,052
Other current assets		436	(23)	413
Current portion of derivative instruments		270	—	270
Total current assets		4,888	(23)	4,865

Property, plant and equipment	i	11,780	1,481	13,261
Intangible assets		7,205	—	7,205
Investments		2,134	—	2,134
Derivative instruments		1,339	—	1,339
Contract assets		535	—	535
Other long-term assets		132	—	132
Goodwill		3,905	—	3,905

Total assets		31,918	1,458	33,376

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings		2,255	—	2,255
Accounts payable and accrued liabilities		3,052	(55)	2,997
Income tax payable		177	—	177
Other current liabilities		132	—	132
Contract liabilities		233	—	233
Current portion of long-term debt		900	—	900
Current portion of derivative instruments		87	—	87
Current portion of lease liabilities	i	—	190	190
Total current liabilities		6,836	135	6,971

Provisions		35	—	35
Long-term debt		13,390	—	13,390
Derivative instruments		22	—	22
Lease liabilities	i	—	1,355	1,355
Other long-term liabilities		546	—	546
Deferred tax liabilities		2,910	(9)	2,901
Total liabilities		23,739	1,481	25,220

Shareholders' equity		8,179	(23)	8,156

Total liabilities and shareholders' equity		31,918	1,458	33,376

Prior to adopting IFRS 16, our total minimum operating lease commitments as at December 31, 2018 were $979 million. The weighted average discount rate applied to the total lease liabilities recognized on transition was 3.82%. The difference between the total of the minimum lease payments set out in Note 27 to our 2018 Annual Financial Statements and the total lease liabilities recognized on transition was a result of:

•
the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods or extension options that had not yet been exercised as at December 31, 2018; partially offset by

•	the effect of discounting on the minimum lease payments; and

Rogers Communications Inc.	9	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

•
certain costs to which we are contractually committed under lease contracts but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate.

i) Right-of-use assets and lease liabilities
We have recorded a right-of-use asset and a lease liability for all existing leases at the lease commencement date, which is January 1, 2019 for the purposes of our adoption. The lease liability has been initially measured at the present value of lease payments that remain to be paid at the commencement date. Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

After transition, the right-of-use asset will initially be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus

•	any initial direct costs incurred; and

•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less

•	any lease incentives received.

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

See note 15 for our accounting policies, including estimates and judgments, to be used for accounting for leases under IFRS 16.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2018 Annual Audited Consolidated Financial Statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Rogers Communications Inc.	10	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Information by Segment

Three months ended June 30, 2019	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	2,244	997	591	(52)	3,780

Operating costs	5	1,116	519	519	(9)	2,145

Adjusted EBITDA		1,128	478	72	(43)	1,635

Depreciation and amortization						614
Restructuring, acquisition and other	6					39
Finance costs	7					206
Other income	8					(1)

Income before income taxes						777

Three months ended June 30, 2018	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	2,214	991	608	(57)	3,756

Operating costs	5	1,185	529	548	(10)	2,252

Adjusted EBITDA		1,029	462	60	(47)	1,504

Depreciation and amortization						545
Restructuring, acquisition and other	6					26
Finance costs	7					193
Other expense	8					2

Income before income taxes						738

Six months ended June 30, 2019	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	4,433	1,973	1,059	(98)	7,367

Operating costs	5	2,290	1,050	1,071	(14)	4,397

Adjusted EBITDA		2,143	923	(12)	(84)	2,970

Depreciation and amortization						1,223
Restructuring, acquisition and other	6					59
Finance costs	7					395
Other income	8					(14)

Income before income taxes						1,307

Rogers Communications Inc.	11	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Six months ended June 30, 2018	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	4,405	1,960	1,140	(116)	7,389

Operating costs	5	2,442	1,065	1,057	(17)	4,547

Adjusted EBITDA		1,963	895	83	(99)	2,842

Depreciation and amortization						1,089
Gain on disposition of property, plant and equipment						(11)
Restructuring, acquisition and other	6					69
Finance costs	7					412
Other income	8					(21)

Income before income taxes						1,304

NOTE 4: REVENUE

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Wireless
Service revenue	1,813	1,761	3,560	3,448
Equipment revenue	431	453	873	957

Total Wireless	2,244	2,214	4,433	4,405

Cable
Internet	573	538	1,114	1,044
Television	355	357	712	722
Phone	65	93	141	189
Service revenue	993	988	1,967	1,955
Equipment revenue	4	3	6	5

Total Cable	997	991	1,973	1,960

Total Media	591	608	1,059	1,140

Corporate items and intercompany eliminations	(52)	(57)	(98)	(116)

Total revenue	3,780	3,756	7,367	7,389

NOTE 5: OPERATING COSTS

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Cost of equipment sales	473	492	979	1,058
Merchandise for resale	53	52	109	109
Other external purchases	1,096	1,132	2,243	2,311
Employee salaries, benefits, and stock-based compensation	523	576	1,066	1,069

Total operating costs	2,145	2,252	4,397	4,547

Rogers Communications Inc.	12	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 6: RESTRUCTURING, ACQUISITION AND OTHER

During the three and six months ended June 30, 2019, we incurred $39 million and $59 million (2018 - $26 million and $69 million), respectively, in restructuring, acquisition and other expenses. These expenses in 2019 and 2018 consisted of severance costs associated with the targeted restructuring of our employee base and contract termination and other costs.

NOTE 7: FINANCE COSTS

		Three months ended June 30		Six months ended June 30
(In millions of dollars)	Note	2019	2018	2019	2018

Interest on borrowings [1]		187	176	360	363
Interest on post-employment benefits liability		3	3	6	5
Loss on repayment of long-term debt	14	—	—	—	28
(Gain) loss on foreign exchange		(27)	65	(72)	73
Change in fair value of derivative instruments		29	(54)	73	(59)
Capitalized interest		(4)	(5)	(9)	(10)
Other		3	8	8	12

Finance costs before interest on lease liabilities		191	193	366	412
Interest on lease liabilities	15	15	—	29	—

Total finance costs		206	193	395	412

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 8: OTHER (INCOME) EXPENSE

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Losses (income) from associates and joint ventures	9	11	3	(3)
Other investment income	(10)	(9)	(17)	(18)

Total other (income) expense	(1)	2	(14)	(21)

NOTE 9: EARNINGS PER SHARE

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except per share amounts)	2019	2018	2019	2018

Numerator (basic) - Net income for the period	591	538	982	963

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	512	515	513	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	1	2	1

Weighted average number of shares outstanding - diluted	514	516	515	516

Earnings per share:
Basic	$1.15	$1.04	$1.91	$1.87
Diluted	$1.15	$1.04	$1.90	$1.86

For the three and six months ended June 30, 2019, and for the six months ended June 30, 2018, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three and six months ended June 30, 2019 was reduced by $2 million and $1 million (2018 - nil and $3 million), respectively, in the diluted earnings per share calculation.

Rogers Communications Inc.	13	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

A total of 1,040,170 options were out of the money for the three and six months ended June 30, 2019 (2018 - 489,835). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 10: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, bond forwards, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and US dollar-denominated commercial paper (US CP) borrowings (see note 13). We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

The tables below summarize the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and six months ended June 30, 2019 and 2018.

		Three months ended June 30, 2019			Six months ended June 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	420	1.34	561	420	1.34	561
Debt derivatives settled	420	1.34	564	420	1.34	564
Net cash received			3			3

US commercial paper program
Debt derivatives entered	2,960	1.34	3,972	6,818	1.34	9,104
Debt derivatives settled	3,433	1.34	4,586	6,969	1.33	9,287
Net cash received			15			4

		Three months ended June 30, 2018			Six months ended June 30, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	125	1.26	157	125	1.26	157
Debt derivatives settled	125	1.26	157	125	1.26	157
Net cash paid			(1)			(1)

US commercial paper program
Debt derivatives entered	4,902	1.28	6,283	7,122	1.27	9,077
Debt derivatives settled	3,820	1.28	4,883	6,710	1.27	8,536
Net cash received			37			21

As at June 30, 2019, we had nil and US$1,023 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2018 - nil and US$1,178 million), respectively.

Rogers Communications Inc.	14	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Senior notes
Below is a summary of the debt derivatives into which we entered related to senior notes for the three and six months ended June 30, 2019 and 2018.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676

2018 issuances
February 8, 2018	750	2048	4.300%	4.193%	938

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at June 30, 2019, we had US$7,300 million (December 31, 2018 - US$6,050 million) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives.

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion senior notes that were otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds of $326 million, resulting in a net repayment of $1.5 billion, which was separately funded through our US CP program and our bank credit facility.

Bond forwards
We use bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we expect to issue in the future.

During the three months ended June 30, 2019, we exercised a $500 million notional bond forward due 2019 in relation to the issuance of the $1 billion senior notes due 2029 and paid $54 million to settle the derivative. We also exercised a $400 million notional bond forward due 2019 in relation to the issuance of the US$1.25 billion senior notes due 2049 and paid $57 million to settle the derivative. We did not enter into or settle any other bond forwards during the three and six months ended June 30, 2019 or 2018.

As at June 30, 2019, we had nil (December 31, 2018 - $900 million) notional amount of bond forwards outstanding. The outstanding bond forwards as at December 31, 2018 were all designated as hedges for accounting purposes.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecasted operational and capital expenditures.

The tables below summarize the expenditure derivatives we entered into and settled during the three and six months ended June 30, 2019 and 2018.

		Three months ended June 30, 2019			Six months ended June 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	540	1.33	718	780	1.32	1,031
Expenditure derivatives settled	240	1.25	301	450	1.25	562

		Three months ended June 30, 2018			Six months ended June 30, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	600	1.23	740
Expenditure derivatives settled	210	1.30	273	420	1.30	546

Rogers Communications Inc.	15	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

As at June 30, 2019, we had US$1,410 million notional amount of expenditure derivatives outstanding (December 31, 2018 - US$1,080 million) with terms to maturity ranging from July 2019 to December 2020 (December 31, 2018 - January 2019 to December 2020), at an average rate of $1.28/US$ (December 31, 2018 - $1.24/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at June 30, 2019, we had equity derivatives outstanding for 4.3 million (December 31, 2018 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $51.76 (December 31, 2018 - $51.54).

During the three months ended June 30, 2019, we settled 0.4 million equity derivatives at a weighted average price of $71.37 for net proceeds of $9 million. During the six months ended June 30, 2019, we settled 0.7 million equity derivatives at a weighted average price of $71.66 for net proceeds of $16 million.

During the three and six months ended June 30, 2018, we settled 0.4 million equity derivatives at a weighted average price of $61.15 for net proceeds of $4 million.

We did not enter into any equity derivatives during the three or six months ended June 30, 2019 or 2018. We have executed extension agreements for our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2020 (from April 2019).

Fair Values of Financial Instruments
The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of each of our bond forwards is determined by discounting to the measurement date the cash flows that result from multiplying the bond forward's notional amount by the difference between the period-end market forward yields and the forward yield in each bond forward.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;

•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and

•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at June 30, 2019 or December 31, 2018 and there were no transfers between Level 1, Level 2, or Level 3 during the three or six months ended June 30, 2019 or 2018.

Rogers Communications Inc.	16	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Below is a summary of our financial instruments carried at fair value as at June 30, 2019 and December 31, 2018.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31
(In millions of dollars)	2019	2018	2019	2018	2019	2018

Financial assets
Investments, measured at fair value:
Investments in publicly traded companies	1,505	1,051	1,505	1,051	—	—
Derivatives:
Debt derivatives accounted for as cash flow hedges	1,214	1,354	—	—	1,214	1,354
Debt derivatives not accounted for as hedges	—	41	—	—	—	41
Expenditure derivatives accounted for as cash flow hedges	44	122	—	—	44	122
Equity derivatives not accounted for as cash flow hedges	79	92	—	—	79	92

Total financial assets	2,842	2,660	1,505	1,051	1,337	1,609

Financial liabilities
Derivatives:
Debt derivatives accounted for as cash flow hedges	172	22	—	—	172	22
Debt derivatives not accounted for as hedges	38	—	—	—	38	—
Bond forwards accounted for as cash flow hedges	—	87	—	—	—	87
Expenditure derivatives accounted for as cash flow hedges	12	—	—	—	12	—

Total financial liabilities	222	109	—	—	222	109

Below is a summary of the fair value of our long-term debt as at June 30, 2019 and December 31, 2018.

	As at June 30, 2019		As at December 31, 2018
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	16,163	18,200	14,290	15,110

[1]	Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

NOTE 11: INTANGIBLE ASSETS

600 MHz Spectrum Licence Acquisition
In April 2019, Innovation, Science and Economic Development Canada announced the results of the 600 MHz spectrum licence auction that was held in March and April 2019. We were awarded fifty-two 10 MHz spectrum licences consisting of contiguous, paired blocks in all provinces and territories across Canada. Upon acquisition, we recognized the spectrum licences as indefinite-life intangible assets of $1,731 million, including directly attributable costs.

NOTE 12: INVESTMENTS

	As at June 30	As at December 31
(In millions of dollars)	2019	2018

Investments in:
Publicly traded companies	1,505	1,051
Private companies	135	145
Investments, measured at FVTOCI	1,640	1,196
Investments, associates and joint ventures	929	938

Total investments	2,569	2,134

Rogers Communications Inc.	17	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 13: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at June 30, 2019 and December 31, 2018.

	As at June 30	As at December 31
(In millions of dollars)	2019	2018

Accounts receivable securitization program	650	650
US commercial paper program	1,339	1,605

Total short-term borrowings	1,989	2,255

The tables below summarize the activity relating to our short-term borrowings for the three and six months ended June 30, 2019 and 2018.

		Three months ended June 30, 2019			Six months ended June 30, 2019
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	2,960	1.34	3,972	6,818	1.34	9,104
Repayment of US commercial paper	(3,440)	1.34	(4,611)	(6,985)	1.33	(9,313)
Net repayment of US commercial paper			(639)			(209)

Proceeds received from credit facilities	420	1.34	561	420	1.34	561
Repayment of credit facilities	(420)	1.34	(564)	(420)	1.34	(564)
Net repayment of credit facilities			(3)			(3)

Net repayment of short-term borrowings			(642)			(212)

		Three months ended June 30, 2018			Six months ended June 30, 2018
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	4,902	1.28	6,283	7,122	1.27	9,077
Repayment of US commercial paper	(3,826)	1.29	(4,928)	(6,720)	1.28	(8,570)
Net proceeds received from US commercial paper			1,355			507

Proceeds received from accounts receivable securitization			225			225
Repayment of accounts receivable securitization			(225)			(225)
Net proceeds received from accounts receivable securitization			—			—

Net proceeds received on short-term borrowings			1,355			507

Accounts Receivable Securitization Program
Below is a summary of our accounts receivable securitization program as at June 30, 2019 and December 31, 2018.

	As at June 30	As at December 31
(In millions of dollars)	2019	2018

Trade accounts receivable sold to buyer as security	1,304	1,391
Short-term borrowings from buyer	(650)	(650)

Overcollateralization	654	741

Rogers Communications Inc.	18	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Below is a summary of the activity related to our accounts receivable securitization program for the three and six months ended June 30, 2019 and 2018.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Accounts receivable securitization program, beginning of period	650	650	650	650
Net proceeds received from accounts receivable securitization	—	—	—	—

Accounts receivable securitization program, end of period	650	650	650	650

US Commercial Paper Program
The tables below summarize the activity relating to our US CP program for the three and six months ended June 30, 2019 and 2018.

		Three months ended June 30, 2019			Six months ended June 30, 2019
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	1,495	1.34	1,998	1,178	1.36	1,605
Net repayment of US commercial paper	(480)	1.33	(639)	(167)	1.25	(209)
Discounts on issuance [1]	8	1.50	12	12	1.50	18
Gain on foreign exchange [1]			(32)			(75)

US commercial paper program, end of period	1,023	1.31	1,339	1,023	1.31	1,339
1 Included in finance costs.

		Three months ended June 30, 2018			Six months ended June 30, 2018
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	75	1.29	97	746	1.25	935
Net proceeds received from US commercial paper	1,076	1.26	1,355	402	1.26	507
Discounts on issuance [1]	8	1.38	11	11	1.36	15
Loss on foreign exchange [1]			63			69

US commercial paper program, end of period	1,159	1.32	1,526	1,159	1.32	1,526
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 10). We have not designated these debt derivatives as hedges for accounting purposes.

Non-Revolving Credit Facility
On April 1, 2019, we entered into a new US$2.2 billion ($2.9 billion) non-revolving credit facility. During the three and six months ended June 30, 2019, we borrowed US$420 million ($561 million) and subsequently repaid US$420 million ($564 million) on this facility. Concurrent with the borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the borrowings under the non-revolving credit facility. We did not designate these debt derivatives as hedges for accounting purposes. On May 3, 2019, we cancelled the non-revolving credit facility.

Rogers Communications Inc.	19	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 14: LONG-TERM DEBT

			Principal amount	Interest rate	As at June 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2019	2018

Senior notes	2019		400	2.800%	—	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	654	682
Senior notes	2023	US	850	4.100%	1,112	1,160
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	916	955
Senior notes	2026	US	500	2.900%	654	682
Senior notes	2029		1,000	3.250%	1,000	—
Senior debentures [1]	2032	US	200	8.750%	262	273
Senior notes	2038	US	350	7.500%	458	478
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	654	682
Senior notes	2043	US	650	5.450%	851	887
Senior notes	2044	US	1,050	5.000%	1,374	1,433
Senior notes	2048	US	750	4.300%	983	1,022
Senior notes	2049	US	1,250	4.350%	1,636	—
					16,304	14,404
Deferred transaction costs and discounts					(141)	(114)
Less current portion					(500)	(900)

Total long-term debt					15,663	13,390

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at June 30, 2019 and December 31, 2018.

Rogers Communications Inc.	20	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

The tables below summarize the activity relating to our long-term debt for the three and six months ended June 30, 2019 and 2018.

		Three months ended June 30, 2019			Six months ended June 30, 2019
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note issuances (Cdn$)			1,000			1,000
Senior note issuances (US$)	1,250	1.34	1,676	1,250	1.34	1,676
Total issuance of senior notes			2,676			2,676

Senior note repayments (Cdn$)			—			(400)

Net issuance of senior notes			2,676			2,276

Net issuance of long-term debt			2,676			2,276

		Three months ended June 30, 2018			Six months ended June 30, 2018
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	125	1.26	157	125	1.26	157
Credit facility repayments (US$)	(125)	1.26	(157)	(125)	1.26	(157)
Net borrowings under credit facilities			—			—

Senior note issuances (US$)	—	—	—	750	1.25	938
Senior note repayments (US$)	(1,400)	1.26	(1,761)	(1,400)	1.26	(1,761)
Net repayment of senior notes			(1,761)			(823)

Net repayment of long-term debt			(1,761)			(823)

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Long-term debt net of transaction costs, beginning of period	13,724	15,637	14,290	14,448
Net issuance (repayment) of long-term debt	2,676	(1,761)	2,276	(823)
(Gain) loss on foreign exchange	(207)	122	(376)	385
Deferred transaction costs incurred	(33)	—	(33)	(16)
Amortization of deferred transaction costs	3	2	6	6

Long-term debt net of transaction costs, end of period	16,163	14,000	16,163	14,000

Senior Notes
Issuance of senior notes and related derivatives
In April 2019, we issued $1 billion senior notes due 2029 at a rate of 3.25% and US$1.25 billion senior notes due 2049 at a rate of 4.35%. Concurrent with the issuances, we exercised our outstanding bond forwards and entered into debt derivatives to convert all interest and principal payment obligations on the US$-denominated senior notes to Canadian dollars. We received net proceeds of $2.7 billion from the issuances. See note 10 for more information on our derivative instruments.

In February 2018, we issued US$750 million senior notes due 2048 with a coupon of 4.3%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance.

Rogers Communications Inc.	21	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Repayment of senior notes and related derivative settlements
The tables below summarize the repayment of our senior notes for the three and six months ended June 30, 2019 and 2018. There were no debt derivatives associated with the Canadian dollar-denominated senior notes repaid in 2019.

	Three months ended June 30, 2019		Six months ended June 30, 2019
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

March 2019	—	—	—	400

	Three months ended June 30, 2018		Six months ended June 30, 2018
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

August 2018, repaid April 2018	1,400	1,761	1,400	1,761

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds received of $326 million. As a result, we repaid a net amount of $1.5 billion including settlement of the associated debt derivatives, which was separately funded through our US CP program and our bank credit facility. During the six months ended June 30, 2018, we recognized a $28 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment (see note 7).

Letter of Credit Facilities
Subsequent to the final payment for the 600 MHz spectrum licence acquisition in May 2019 (see note 11), we cancelled $881 million of letters of credit.

NOTE 15: LEASES

Accounting Policy
At inception of a contract, we assess whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•	the contract involves the use of an identified asset;

•	we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

•	we have the right to direct the use of the asset.

Lessee accounting
We record a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, consisting of:

•	the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date; plus

•	any initial direct costs incurred; and

•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less

•	any lease incentives received.

The right-of-use asset is typically depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term consists of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

If we expect to obtain ownership of the leased asset at the end of the lease, we depreciate the right-of-use asset over the underlying asset's estimated useful life. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We use the relevant incremental borrowing rate as the interest rate implicit in our leases cannot be readily determined. The lease liability is subsequently measured at amortized cost using the effective interest rate method.

Rogers Communications Inc.	22	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether or not we will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset.

The lease liability is also remeasured when the underlying lease contract is amended. When there is a decrease in contract scope, the lease liability and right-of-use asset will decrease relative to this change with the difference recorded in net income prior to the remeasurement of lease liability.

We have elected not to separate fixed non-lease components and account for the lease and any fixed non-lease components as a single lease component.

Variable lease payments
Certain leases contain provisions that result in differing lease payments over the term as a result of market rate reviews or changes in the Consumer Price Index (CPI) or other similar indices. We reassess the lease liabilities related to these leases when the index or other data is available to calculate the change in lease payments.

Certain leases require us to make payments that relate to property taxes, insurance, and other non-rental costs. These non-rental costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability.

Lessor accounting
When we act as a lessor, we determine at lease inception whether each lease is a finance lease or an operating lease.

In order to classify each lease as either finance or operating, we make an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If it does, the lease is a finance lease; if not, it is an operating lease.

We act as the lessor on certain collocation leases, whereby, due to certain regulatory requirements, we must allow other telecommunication companies to lease space on our wireless network towers. We do not believe we transfer substantially all of the risks and rewards incidental to ownership of the underlying leased asset to the lessee and therefore classify these leases as operating leases.

If an arrangement contains both lease and non-lease components, we apply IFRS 15, Revenue from contracts with customers to allocate the consideration in the contract between the lease and the non-lease components.

We recognize lease payments received under operating leases into income on a straight-line basis. All of the leases for which we act as lessor are classified as operating leases.

Use of Estimates and Judgments
Estimates
We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

Judgments
We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose

Rogers Communications Inc.	23	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We typically exercise extension options on our leases, especially related to our networks, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We periodically reassess whether we are reasonably certain to exercise the options and account for any changes at the date of the reassessment.

Explanatory Information
We primarily lease land and buildings relating to our wireless and cable networks, our retail store presence, and certain of our offices and other corporate buildings. The non-cancellable contract periods for our leases typically range from five to fifteen years.

Lease liabilities
Below is a summary of the activity related to our lease liabilities for the three and six months ended June 30, 2019.

	Three months ended June 30	Six months ended June 30
(In millions of dollars)	2019	2019

Lease liabilities, beginning of period	1,558	1,545
Net additions	82	134
Interest on lease liabilities	15	29
Interest payments on lease liabilities	(11)	(21)
Principal payments of lease liabilities	(38)	(79)
Other	2	—

Lease liabilities, end of period	1,608	1,608

NOTE 16: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2019 and 2018.

Date declared	Date paid	Dividend per share (dollars)

January 24, 2019	April 1, 2019	0.50
April 18, 2019	July 2, 2019	0.50

January 25, 2018	April 3, 2018	0.48
April 19, 2018	July 3, 2018	0.48
August 15, 2018	October 3, 2018	0.48
October 19, 2018	January 3, 2019	0.48
		1.92

On June 5, 2019, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on October 1, 2019 to shareholders of record on September 9, 2019.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Rogers Communications Inc.	24	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Normal Course Issuer Bid
In April 2019, the TSX accepted a notice of our intention to commence a NCIB program that allows us to purchase, during the twelve-month period beginning April 24, 2019 and ending April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million (2019 NCIB). Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2018, the TSX accepted a notice of our intention to commence the normal course issuer bid (NCIB) that allows us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million (2018 NCIB).

During the three months ended June 30, 2019, pursuant to the 2019 NCIB, we repurchased for cancellation 734,257 Class B Non-Voting Shares for $50 million. During the three months ended March 31, 2019, pursuant to the 2018 NCIB, we repurchased for cancellation 2,164,113 Class B Non-Voting Shares for $155 million, $19 million of which was paid in early April.

NOTE 17: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries, benefits, and stock-based compensation, for the three and six months ended June 30, 2019 and 2018.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Stock options	—	9	5	1
Restricted share units	11	15	27	17
Deferred share units	—	14	9	8
Equity derivative effect, net of interest receipt	5	(23)	(8)	10

Total stock-based compensation expense	16	15	33	36

As at June 30, 2019, we had a total liability recognized at its fair value of $221 million (December 31, 2018 - $252 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and six months ended June 30, 2019, we paid $5 million and $69 million (2018 - $9 million and $48 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three and six months ended June 30, 2019 and 2018.

	Three months ended June 30, 2019		Six months ended June 30, 2019
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	3,087,432	$61.39	2,719,612	$53.22
Granted	—	—	1,040,170	$73.00
Exercised	(14,665)	$51.98	(687,015)	$46.41

Outstanding, end of period	3,072,767	$61.43	3,072,767	$61.43

Exercisable, end of period	1,012,894	$52.06	1,012,894	$52.06

Rogers Communications Inc.	25	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

	Three months ended June 30, 2018		Six months ended June 30, 2018
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	3,372,135	$51.94	2,637,890	$49.42
Granted	—	—	812,985	$58.45
Exercised	(456,231)	$46.32	(534,971)	$44.60

Outstanding, end of period	2,915,904	$52.82	2,915,904	$52.82

Exercisable, end of period	1,064,836	$44.58	1,064,836	$44.58

Included in the above table are grants of nil and nil performance options to certain key executives during the three and six months ended June 30, 2019 (2018 - nil and 439,435), respectively.

Unrecognized stock-based compensation expense related to stock option plans was $11 million as at June 30, 2019 (December 31, 2018 - $8 million) and will be recognized in net income over the next four years as the options vest.

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three and six months ended June 30, 2019 and 2018.

	Three months ended June 30		Six months ended June 30
(In number of units)	2019	2018	2019	2018

Outstanding, beginning of period	2,424,981	2,281,815	2,218,925	1,811,845
Granted and reinvested dividends	49,221	31,987	778,199	979,071
Exercised	(23,073)	(25,746)	(520,482)	(464,147)
Forfeited	(51,080)	(45,198)	(76,593)	(83,911)

Outstanding, end of period	2,400,049	2,242,858	2,400,049	2,242,858

Included in the above table are grants of 3,289 and 154,830 performance RSUs to certain key executives during the three and six months ended June 30, 2019 (2018 - 3,435 and 237,499), respectively.

Unrecognized stock-based compensation expense related to these RSUs was $74 million as at June 30, 2019 (December 31, 2018 - $59 million) and will be recognized in net income over the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three and six months ended June 30, 2019 and 2018.

	Three months ended June 30		Six months ended June 30
(In number of units)	2019	2018	2019	2018

Outstanding, beginning of period	1,890,385	2,171,791	2,004,440	2,327,647
Granted and reinvested dividends	22,576	27,323	59,444	92,752
Exercised	(41,718)	(9,626)	(184,347)	(202,090)
Forfeited	(3,468)	(12,422)	(11,762)	(41,243)

Outstanding, end of period	1,867,775	2,177,066	1,867,775	2,177,066

Included in the above table are grants of 2,041 and 25,097 performance DSUs to certain key executives during the three and six months ended June 30, 2019 (2018 - 3,900 and 32,424), respectively.

Unrecognized stock-based compensation expense related to these DSUs as at June 30, 2019 was $3 million (December 31, 2018 - $7 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

Rogers Communications Inc.	26	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 18: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and six months ended June 30, 2019 and 2018 were less than $1 million, respectively.

Transactions with Key Management Personnel
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chair of the board of a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Printing and legal services	3	1	4	5

NOTE 19: CONTINGENT LIABILITIES

System Access Fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 Fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular Devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs were seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. In March 2019, the plaintiffs discontinued the class action without any payment by Rogers.

Rogers Communications Inc.	27	Second Quarter 2019

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Income Taxes
We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Outcome of Proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 20: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-Cash Operating Working Capital Items

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Accounts receivable	(104)	(108)	(29)	47
Inventories	2	(34)	7	45
Other current assets	2	(31)	(43)	(53)
Accounts payable and accrued liabilities	(28)	81	(133)	(180)
Contract and other liabilities	(81)	(36)	(24)	(8)

Total change in non-cash operating working capital items	(209)	(128)	(222)	(149)

Capital Expenditures

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Capital expenditures before proceeds on disposition	773	657	1,390	1,277
Proceeds on disposition	(31)	—	(31)	(15)

Capital expenditures	742	657	1,359	1,262

Rogers Communications Inc.	28	Second Quarter 2019